Introducing the first and only Free Speech Browser & Search Engine

TUSK™

The User-centric Browser & Search Engine

The Problem

No media equality on the Web

Current search engines decide what results you see

Search any issue and **one side dominates**!


January 6 United States Capitol attack
Top stories
About
The Jan. 6 insurrection - The Washington Post
Capitol Violence Images - FBI

The Solution

User-centric Browser & Search Engine

1. TUSK Browser

Available now

On mobile and desktop devices

Includes customizable news feed

Easy links to media favorites



2. TUSK Search Engine

Customizable search engine with results that are free of bias

Prototype in development


Tusk Search
tusksearch.com
TUSK
Search
TUSK
Company
Contact Us
Privacy Policy
Terms of Service

TUSK Search Engine

TUSK Search 1.0

Partnership with Yahoo/Bing

Monetized: 70% revenue split

Now available


Tusk Search
tusksearch.com
TUSK
Search
TUSK
Company
Contact Us
Privacy Policy
Terms of Service

TUSK Search 2.0

Built from the ground up with independent index & algorithm to ensure unbiased results

Customizable for Conservatives, Moderates and all ideologies (prototype in development)


midterm elections
Results
Images
FineTune™
Left
Right

Market Size: 120M+ People in U.S.



Conservatives in U.S.
120M
74M
44M
U.S. CONSERVATIVES
REPUBLICAN VOTERS
RUMBLE ACTIVE USERS

Not counting **Conservatives Worldwide**, such as Australia, Canada, Hungary, Israel, and others with large Conservative bases.

Part of the new ecosystem of
Free Speech Apps

Popular Apps		New *Free Speech* Apps
YouTube	→	rumble
DuckDuckGo Google	→	TUSK™

Marketing Strategy & Endorsements

To capture the attention of Conservative groups:

Influencers, **podcasts** & **press**

Digital **ad campaigns** on social networks

Outreach to Lawmakers

Existing Endorsements and Press:


the
mark
LEVIN
SHOW
FOX
NEWS
channel

Mark Levin   Howie Carr   Tyrus   FOX News

Digital Marketing

TikTok

rumble

Roadmap

Completed:

Browser App

Custom News Feed

TUSK Search 1.0

Future Development:

Display Ads & VPN

Marketing

TUSK Search 2.0



Roadmap for TUSK
Browser App
★ Build app for mobile and desktop
News Feed
★ Build Customizable News Feed
TUSK Search 1.0
★ Partner with Yahoo! for remunerative revenue
We are here
Revenue Platform
★ DISPLAY ADS monetization
★ VPN option
Marketing
★ Go-to-market strategy includes ads, PR, social content and influencers
TUSK Search 2.0
★ Build independent search index & algorithm with add'l privacy features

Our Leadership with Startup Experience



Jeffrey C Bermant CEO & Co-Founder

With over 12 years' experience in software privacy, security, and VPN development, Jeff is building on a successful career in tech and real estate and investment with many successful exits and a combined investment of $700M.

With the belief in free speech and individual liberty for all, we are on a mission to protect a free and open internet, starting with a web browser, news feed and search.



David Amaral Chief Technical Officer

David is acting product manager and with over 20 years in tech, has worked with Fortune 500 companies and launched a successful software development company.



Kevin B Chief Digital Officer

With more than 14 years of experience in direct online marketing, Kevin excels in providing KPI insights for Advertiser, Publisher, Agency, and Networks.



Larry Speck Director of Marketing

For over 26 years, Larry has a record of successful marketing campaigns, sales strategies, and brand development, with 12 years in global markets (China) and a startup background with a successful exit.

Current team are all contractors, not employees.

Strategic Advisors



Matt Schlapp

8 years as Chairman of the Conservative Political Action Coalition (CPAC)

Served as White House Political Director in the George W. Bush Administration



Scott W. Reed

Politico Magazine's top 50 operatives with "Ideas Changing Politics"

Campaign manager for Bob Dole's 1996 Presidential campaign



Stanton Anderson

Held key senior positions in Republican Administrations

Served as chief legal officer of the US Chamber of Commerce



Mercedes Schlapp

Senior Fellow at the American Conservative Union Foundation and regularly hosts the online show *America UnCanceled* on CPAC NOW

Worked in The White House for two different presidential administrations in senior level positions



Alex Hinson

White House Liaison to the U.S Treasury Department and White House Liaison and Senior Advisor at the Export-Import Bank of the United States

Director of Corporate Sponsorship and Deputy Director of National Development for the Conservative Political Action Conference (CPAC)



Ryan McGowan

Since 2016, holds top finance position at the American Conservative Union (ACU/CPAC)

Experience in accounting and management consulting in the areas of IPO readiness, mergers and acquisitions, revenue recognition, and audit/attestation

Monetization Strategy

Display Ads


Search or enter a URL
Ad
"Motherf***er Hit Me Over A Bulls*** Joke'...
The Daily Wire
7 hours ago
Republicans Urge Voters To Answer Biden'...
The Daily Wire
6 hours ago
Woman Claims Shorts She Ordered Onlin...
TMZ
3 hours ago
Biden says Trump supporters no...
FOX News
3 hours ago

Search Ads


tusksearch.com
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Affiliate Store


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VPN


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TUSK

Built by Americans, for Americans

TUSK™



Invest in TUSK Now & Invest in Your Freedom!

Appendix

- Competition
- Traction
- Is Google too big to compete with?

TUSK Competition

	TUSK	Chrome	Safari	Firefox	Duck Duck Go	Brave	Freespoke
Search Engine	**TUSK Search** (User-centric)	Google (Left)	Google (Left)	Google (Left)	Duck Duck Go / Bing (Left)	Brave (Left)	Freespoke (censors part of Web) (Right)
News Feed	**TUSK News Feed** (User-centric)	Google News (Left)	None, Separate App (Left)	Pocket (Left)	None	Brave News Feed (Left)	Freespoke News Feed (Both sides)
Company Politics	Right	Left	Left	Left	Unknown	Unknown	Right

Traction

Since Launch in April

45,000+ installs*(thru Nov 2022)

20% conversion rate
in App Store

28,877 MAU* (Nov 2022)

Engagement: 16.3 sessions per user per day! (Nov 2022)

$2.35 CAC
(Customer Acquisition Cost)


Total Installs by Platform in 2022
50,000
40,000
30,000
20,000
10,000
-
April
May
June
July
August
September
October
November
iOS
Android
Desktop*

* estimated

Is Google too big to compete with?

Case: **DuckDuckGo**

Roughly 80 million people use DuckDuckGo

DuckDuckGo holds 2.44% of the search market in the US, just behind Yahoo! at 3.02%


DuckDuckGo's Bounce Rate Compared to Other Search Engines
8.3%
DuckDuckGo
20.5%
Google
28.6%
Bing
34.3%
Yahoo
99 FIRMS.COM
Source: Alexa


DuckDuckGo's Mobile Market Share in the US Over a 9-Year Period
2.5%
2%
1.5%
1%
0.5%
0.01%
0.08%
0.21%
0.22%
0.33%
0.59%
1.02%
1.52%
2.42%
2013
2014
2015
2016
2017
2018
2019
2020
2021
99 FIRMS.COM
Source: Backlinko